UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020 (No. 2)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 13, 2020, Cellect Biotechnology Ltd. (the “Company”) announced changes to the agenda of its annual general meeting, which will take place on November 1, 2020 at the offices of Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel at 2:00 p.m. Israel Standard Time.

On October 20, 2020, the Company announced further changes to the agenda, as more fully described below.

The changes to the agenda and proxy materials concern the addition of Proposal 9 to re-elect Ronit Biran to serve as a director of the Company until the next Annual Meeting and to approve her compensation in accordance with the Israeli Companies Law, including a grant of options to purchase 9,772 ADSs representing 977,200 ordinary shares of the Company.

In accordance with the Israeli Companies Law, assuming that at the election of a new external director, all of the members on the Board of Directors are from one gender, the new elected external director needs to be from the opposite gender. Therefore, due to the resignation of Sivan Rahamim who served as an external director of the Company (as previously announced on October 13, 2020), in connection with her appointment as Chief Executive Officer of a Fintech based company, all members of the Board of Directors are from the male gender. Hence, the Company interviewed several director nominees of the female gender, and on October 18, 2020, the Company’s Compensation Committee and Board of Directors approved to elect Ronit Biran as a new member of the Board of Directors until the Annual Meeting on which she is being proposed for re-election, as set forth in Exhibit 99.1.

The Company is providing with this Form 6-K report as exhibits the following documents, revised according to the changes in the agenda:

1.	A second revised copy of the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting, and various other details relating to the meeting, is attached hereto as Exhibit 99.1;

2.	A second revised form of Proxy Card, whereby holders of ordinary shares of the Company may vote at the meeting without attending the meeting in person, is attached hereto as Exhibit 99.2; and

3.	A second revised form of Voting Instruction Card, whereby holders of American Depositary Shares of the Company may instruct Bank of New York Mellon to vote at the meeting, is attached hereto as Exhibit 99.3.

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares of the Company with respect to the Company’s Annual General Meeting of Shareholders

99.3	Voting Instruction Card for holders of the Company’s American Depositary Shares with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Eyal Leibovitz
	Name:	Eyal Leibovitz
	Title:	Chief Financial Officer

Date: October 20, 2020

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